April 26, 2005



Mr. Andrew Blume
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Avondale Incorporated - Form 10-K for the Fiscal Year Ended August 27, 2004, Filed November 12, 2004 (File No. 33-68412) and Form 10-Q for the Thirteen Weeks Ended November 26, 2004, Filed January 7, 2005 (File No. 33-68412) (the "Reports")

Dear Mr. Blume:

         This letter sets forth the responses of Avondale Incorporated (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with regard to the above-referenced Reports. The Staff's comments were provided to the Company in a letter dated March 29, 2005.

         In connection with responding to these comments, the Company acknowledges that:

               o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

               o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

               o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

         Response

         The Company will conform future filings as applicable.

Mr. Andrew Blume
Securities and Exchange Commission
Page 2

               FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 27, 2004

Item 6.  Selected Financial Data, page 14

2. We note that you disclose Adjusted EBITDA, a non-GAAP financial measure that is used to determine compliance with certain covenants of your debt and receivables securitization agreements. Please revise your disclosure to discuss (1) the materiality of the agreements and the related covenants, (2) the amounts or limits required for compliance with the covenants, and (3) the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. See Question 10 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the Non-GAAP FAQ), available on our website at www.sec.gov.

         Response

         The Company will revise its disclosure in future filings to include the information requested. The Company notes pages 29 and 30 of its Form 10-Q report for the thirteen weeks ended February 25, 2005 incorporated such revisions.

3. Each time you present the measure Adjusted EBITDA, please also present alongside the measure your cash flows from operating, investing and financing activities. Refer to Question 12 of the Non-GAAP FAQ.

         Response

         The Company will revise its disclosure of Adjusted EBITDA in future filings to include cash flows from operating, investing and financing activities. The Company notes that pages 29 and 30 of its Form 10-Q report for the thirteen weeks ended February 25, 2005 incorporated such disclosures.

4. Please tell us whether the ratio of Adjusted EBITDA to interest expense, net and discount and expenses on sale of receivables is also one of your material debt covenants. If so, please add a footnote to the table describing how you calculate the ratio and also provide disclosure similar to the disclosure we have requested above with respect to your presentation of Adjusted EBITDA. Refer to Question 10 of the Non-GAAP FAQ for additional information. If not, please tell us supplementally why you believe you are permitted to include this measure in your filing in light of the prohibitions in Item 10(e) of Regulation S-K. Ensure your supplemental response is clear in terms of the usefulness of this non-GAAP measure and how the measure is used by management.

         Response

         As described on pages 29 and 30 of the Company's Form 10-Q report for the thirteen weeks ended February 25, 2005, the Company' revolving credit facility, accounts

Mr. Andrew Blume
Securities and Exchange Commission
Page 3

         receivable securitization facility, equipment note, senior floating rate notes due 2012 and senior subordinated notes due 2013 include similar financial covenants, generally including an interest coverage ratio, a fixed charge coverage ratio and minimum Adjusted EBITDA that are calculated based on the Company's Adjusted EBITDA. Under the most restrictive of these financial covenants applicable to fiscal 2005, the Company must maintain an interest coverage ratio greater than 2.0, a fixed charge coverage ratio greater than 1.50 and minimum annual Adjusted EBITDA of greater than $45.0 million. The Company has historically presented financial ratios in its annual reports on Form 10-K. To the extent that the Company presents these ratios in future filings, it will clarify how the ratios are calculated and how the ratios are used in measuring compliance with the Company's material debt and financing agreements in accordance with Question 10 of the Non-GAAP FAQ. The Company believes these financial covenants are material to its financial condition as failure to comply with one of these covenants may limit the incurrence of additional indebtedness or trigger events of default.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

5. On page 9 you disclose that you have established reserves for certain "significant" environmental projects. Due to the significance of these environmental projects, we feel that additional detailed disclosures in MD&A and in the financial statement footnotes regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. For example, as discussed in paragraph 9 of SFAS 5, we believe that the amounts accrued for each matter should be disclosed. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this or other contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph .160 of SOP 96-1, spans a significant range starting from remote and ending with probable. Other disclosures, as further described in SAB Topic 5-Y, may be necessary, including (but not limited to):

         o The circumstances affecting the reliability and precision of loss estimates;

         o The extent to which unasserted claims are reflected in the accruals or may affect the magnitude of the contingency;

         o Whether, and to what extent, losses may be recoverable from third parties;

         o  The timing of payments of accrued and unrecognized amounts;

         o The material components of the accruals and significant assumptions underlying estimates;

Mr. Andrew Blume
Securities and Exchange Commission
Page 4

         o The recurring costs of managing hazardous substances and pollutions in ongoing operations;

         o Mandated expenditures to remediate previously contaminated sites, and;

         o Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.

         See the guidance provided in SFAS 5, SAB Topic 5-Y, and SOP 96-1. Show us supplementally what the revised disclosures would look like for the historical periods presented.

         Response

         The Company has identified those environmental matters where it is probable that expenditures will be required, including a pond with certain contamination and land previously used as a landfill, both acquired in a 1996 transaction, and various other minor environmental matters that are expected to be resolved by much smaller expenditures. The expected losses for these environmental matters have been fully reserved and are not deemed material to the consolidated financial statements. If more costly remediation measures are necessary than those believed to be probable based on current facts and circumstances, actual costs may exceed the reserves provided. However, based on the information currently available, management does not believe that the outcome of these matters will have a material adverse effect on the Company's future results of operations or financial condition. In response to the Staff's comment, the Company provided additional disclosure in its Form 10-Q report for the thirteen weeks ended February 25, 2005. See footnote 8 of the financial statements on page 10 and in Part I, Item 2 on page 21. The Company also agrees that it will include similar disclosure, as applicable, in future filings.

Results of Operations, page 17

6. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the overall change in operating income from fiscal year 2002 to 2003 please quantify the extent to which the changes are attributable to the various contributing factors, such as declines in unit volume, reductions in unit cost absorption and operating efficiencies, and lower raw material costs. Please also supplementally tell us why you discuss the $2.5 million restructuring charge as a reason for the decline in operating income when the restructuring charge of $7.0 million in fiscal year 2002 was much greater. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

         Response

         Given the many dynamic factors that may affect the Company's product costs, the Company believes that disclosure at the level suggested by the Staff would require the

Mr. Andrew Blume
Securities and Exchange Commission
Page 5

         inclusion of information in MD&A that is not material to a debt holder's understanding of the Company's results of operations. In addition, the Company is concerned that detailed reporting of specific raw material and other unit costs would result in a competitive disadvantage for the Company. The Company will provide additional disclosure in future filings to the extent material.

         In response to the Staff's comments concerning the $2.5 million of restructuring charges in fiscal 2003, the Company agrees that discussion of restructuring charges, which added further understanding in earlier quarter-to-quarter comparisons in the Form 10-Q reports, could have been omitted from the MD&A in the Form 10-K report for the year ended August 27, 2004.

7. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the change in operating income from fiscal year 2003 to 2004 is due to a significant increase in raw material costs. While this information is beneficial to the reader, you do not explain why these raw material costs increased. A discussion of the relevant factors and trends that led to the increased costs would be beneficial to the reader. Additionally, we note your statement that reductions in raw material costs are expected to yield improvements in margins during fiscal 2005. Please elaborate your disclosures to indicate your reasoning for this and other similar predictions. See SEC Release No. 33-8350.

         Response

         Fluctuations in the Company's raw material costs primarily reflect fluctuations in the market prices of cotton, polyester fiber, yarns and greige fabrics. Cotton is an agricultural commodity. Its supply and quality, which affect prevailing market prices, are subject to the forces of nature. The market price of cotton is also subject to the effects of worldwide demand for cotton textile products, including shifts in demand between domestic and foreign users, and speculative investments in the cotton commodity market. Polyester fiber, which is derived from petroleum by-products, is subject to the effects of world oil prices, and to the extent it may be used as a substitute for cotton, may be affected indirectly by the market price of cotton. The Company's costs of yarns and greige fabrics are affected by the market price of cotton and polyester fiber, as well as the level of market demand for these products. Another important element affecting the Company's raw material costs is its ability to shift sourcing of certain yarn and greige fabric products to internal production of Company-owned facilities, thereby shifting the form of raw materials consumed, from yarns or greige fabrics to basic raw fibers. This ability to shift between external and internal sources is affected by the utilization level of the Company's productive capacity, the mix of products manufactured having unique raw material needs and the relative purchase price of yarns and greige fabrics versus the Company's internal costs.

Mr. Andrew Blume
Securities and Exchange Commission
Page 6

         The predominant factors affecting the costs of all raw materials consumed by the Company are beyond its control, and cannot be predicted with certainty. The Company relies on published sources, including industry trade groups, US government agencies and commodity brokers, for an indication of the general direction of market prices. The Company's disclosure that future periods are likely to see an increase or decrease in raw material costs is based on the average outlook of these sources. That assumption is further evaluated against the Company's perceived ability to maintain or enhance its product pricing in response to changes in market prices of raw materials consumed. The Company may be adversely affected in situations where customers monitor raw material market prices and demand concessions in the pricing of the Company's products. The market price of raw materials is the predominant intermediate factor affecting the Company's MD&A disclosures.

         The Company will revise its disclosure to include a discussion of raw materials and other material intermediate factors applicable to changes in operating results in its Form 10-K report for the fiscal year ending August 26, 2005 and subsequent annual reports.

Liquidity and Capital Resources, page 22

8. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that fiscal 2004 net cash used by operating activities is a result of changes in accounts receivable, inventories, accounts payable, and accrued expenses. Please provide analysis explaining the underlying reasons for the fluctuations in these and any other contributing accounts.

         Response

         The Company will revise its disclosure in future filings to include the information requested. The Company notes that page 25 of its Form 10-Q report for the thirteen weeks ended February 25, 2005 incorporated such disclosure.

9. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you computed the payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

         Response

         The Company will revise its disclosure to include estimated interest payments in its Form 10-K report for the fiscal year ending August 26, 2005 and subsequent annual reports.

Mr. Andrew Blume
Securities and Exchange Commission
Page 7

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 32

10. In light of the significant increase in your variable rate debt as of August 27, 2004, we are unclear as to how a 10% change in interest rates would not be material to your operations. Thus, please provide us supplementally the quantitative analysis that supports your statement that a 10% change in the effective average interest rate would not have a material effect on your pretax earnings for fiscal year 2005. Please also consider disclosing in future filings a sensitivity analysis that quantifies the potential loss in future earnings resulting from one or more selected hypothetical changes in interest rates. See Item 305(a) of Regulation S-K.

         Response

         Three of the Company's debt agreements contain variable interest rates, and increases in the variable portion of the Company's interest expense are moderated by annual reset provisions and interest rate caps included in these debt agreements. Interest on the Company's equipment note is determined based on three month LIBOR plus a fixed 3.5% margin, interest on the senior floating rate notes is determined based on three month LIBOR (capped between 1.75% and 4.5%) plus a fixed 7.0% margin and interest on the revolving credit agreement is based on PRIME plus a fixed .75% margin. The Company did not have a balance outstanding under the revolving credit agreement as of August 27, 2004.

         The Company estimates that its interest expense for fiscal 2005 would increase by approximately $92,000 should the rate of variable interest paid on floating rate debt increase by 10%. This amount is calculated using the outstanding balance of floating rate debt as of August 27, 2004, and calculating the additional interest that would be incurred if the variable portion of the interest rate applicable to such debt at that date were to increase by 10% for the full fiscal 2005 year. This calculation is illustrated as follows:

Mr. Andrew Blume
Securities and Exchange Commission
Page 8


          EQUIPMENT NOTE (IN THOUSANDS, EXCEPT AS TO RATE)
          August 2004 balance                                                                $ 13,512
          August 2004 variable portion of interest rate                                         1.68%
                                                                                    ------------------
                                                                                                  227

          10% increase                                                                          X .10
                                                                                   -------------------
          Estimated extra interest - 12 months                                                     23
                                                                                    -------------------

          SENIOR FLOATING RATE NOTES (IN THOUSANDS, EXCEPT AS TO RATE)
          August 2004 balance                                                                $ 41,177
          August 2004 variable portion of interest rate                                         1.68%
                                                                                    -------------------
                                                                                                  692

          10% increase                                                                          X .10
                                                                                    -------------------
          Estimated extra interest - 12 months                                                     69
                                                                                    -------------------
          Total variable debt impact of a 10%
          increase in interest rate                                                             $  92
                                                                                    ===================


         The Company does not consider the impact of this potential loss to be material in comparison to total interest expense or loss before income taxes, and therefore did not disclose the amount. The Company will disclose the impact of a 10% change in the effective average interest rate should it become material to changes in operating results in its Form 10-K report for the fiscal year ending August 26, 2005 and subsequent annual reports.


11. As disclosed on page 3 and in your segment footnote, approximately 16% of your fiscal year 2004 net sales related to sales billed to customers domiciled outside the United States. Please include relevant disclosure regarding your exposure to exchange rate fluctuations, if applicable. Additionally, please disclose within your financial statements the aggregate foreign currency transaction gain or loss included in determining net income in each period for which a statement of operations is presented, if material. See paragraph 30 of SFAS 52. If your international transactions are denominated in U.S. dollars please state as such in your disclosures.

         Response

         All of the Company's sales billed to customers domiciled outside the US are denominated in US dollars. As such, the Company is not exposed to exchange rate fluctuations. The Company notes that page 21 of its Form 10-Q report for the thirteen weeks ended February 25, 2005 incorporated such disclosure. The Company will revise its Form 10-K report for the fiscal year ending August 26, 2005 and subsequent annual reports to include such disclosure.

Mr. Andrew Blume
Securities and Exchange Commission
Page 9

Financial Statements

Consolidated Statements of Operations, page 36

12. Please tell us your basis for recording discounts and expenses on sales of your trade accounts receivable as non-operating expenses. We generally expect these amounts to be included within operating income.

         Response

         The Company considers the classification of sale of accounts receivable to be similar in nature to the classification of gains and losses on the sale of property, plant and equipment, which are included as non-operating. The nature of the sale of the receivable is the conversion of an asset, in this case a right to receive cash, for monetary consideration. The transaction is permanent, without recourse, but the benefit derived is secondary to the primary function of the Company as a manufacturer and marketer of textile products. Only the production and sale of those products generate new cash consideration.

         The sale of receivables can only occur as a secondary activity supported by the sale of Company products. Such sales by their nature generate an expense to the Company, but the cause and characteristics of this expense reflect a cash management decision of the Company independent of its primary manufacturing and merchandising activities.

         Research by the Company indicates presentation of discount and expenses on sale of accounts receivable as a non-operating expense is not prohibited under GAAP, and many other non-financial filers utilize a similar pattern of accounting treatment. The Company believes the accounting treatment used meets GAAP reporting requirements.

Notes to Financial Statements

General

13. Please disclose how you account for reimbursements from the US Department of Agriculture for the difference between domestic cotton prices and world cotton prices. Ensure the disclosure indicates the line item on the statements of operations where the reimbursements are included, how the reimbursements are allocated to inventory units affected, and your policy with respect to accruing the reimbursements before they are received. Please also consider discussing in MD&A the impact on your results of operations and cash flows of these reimbursements.

Mr. Andrew Blume
Securities and Exchange Commission
Page 10

         Response

         As amended by The Farm Security and Rural Investment Act of 2002, the Company receives Step 2 payments from the US Department of Agriculture to reimburse the difference between domestic and world prices of cotton. These Step 2 payments are calculated weekly based on published price differences and pounds of qualifying cotton consumed. Accordingly, the Company treats the weekly reimbursements as a price adjustment of the cost of cotton consumed. The cash price paid for cotton, inbound freight costs and these price adjustments are recorded within the caption "Cost of Goods Sold" with other manufacturing costs. The Company's disclosures in MD&A of changes in the market price of cotton include the impact of these adjustments.

         The quantity of cotton included in stock in process and finished good inventories is extended by the combined cost of the three elements listed above, to determine the raw material component of the respective inventory values.

         The Company participates in the US Department of Agriculture program under the terms of an agreement executed between the Company and the US Department of Agriculture. The US Department of Agriculture conducts regular audits to determine the Company's compliance with the terms of this agreement. Each week, the actual reimbursement value is calculated under the terms of the agreement and a claim is submitted with the US Department of Agriculture. Cash receipts normally are received in approximately four weeks following the date of each week's claim for reimbursement. Based on the contractual agreement supporting the program, the fixed value of each week's claim and the Company's successful audit experience, the claims are accrued and the corresponding reduction in cotton costs are recorded within each accounting period.

         The Company will revise its disclosure of the above treatment of these weekly reimbursements in its Form 10-K report for the fiscal year ending August 26, 2005 and in subsequent annual reports.

Note 1., page 39

14. You disclose that your sales are recognized when products are shipped to customers, but you do not state when title transfer occurs or who assumes risk of loss during shipment. Supplementally please explain to us how your accounting policy complies with the delivery and performance requirements of Topic 13:A of SAB 104. If your shipping terms determine risk of loss and/or title transfer, you should disclose such terms in your future filings. Please also tell us when title transfers to the customer and who assumes risk of loss if the product is damaged during shipment to the customer. Please also revise your disclosures to clarify how your policy complies with GAAP when revenue is recognized prior to delivery of the product to the customer.

Mr. Andrew Blume
Securities and Exchange Commission
Page 11

         Response

         The Company will revise its disclosure of terms of sale in future filings. The Company notes that page 21 of its Form 10-Q report for the thirteen weeks ended February 25, 2005 incorporates such disclosure under the caption "Revenue Recognition".

         Consistent with SAB 104, the Company records revenues principally when products are shipped to customers. Generally, risks of ownership pass to customers when goods are shipped, or in circumstances where risk of ownership passes upon delivery, all such shipments are made under fixed price and delivery terms. Losses incurred during shipment under those circumstances are covered by insurance policies. Consistent with recognized practice in the textile industry, the Company also records revenues to a lesser extent throughout the fiscal year on a bill and hold basis, invoicing goods at a fixed price that have been produced based on valid orders, packaged and made ready for shipment. These goods are effectively segregated from inventory that is available for sale, the risks of ownership of the goods have passed to the customer, the remittance terms and collection experience on the related invoicing is consistent with all other sales by the Company and storage periods are consistent with customary industry practices.

15. You disclose that the estimated useful lives of your property, plant and equipment range from 3-30 years. As 3-30 years is a fairly broad range, please consider narrowing it by disclosing the useful lives of specific asset categories within this caption.

         Response

         The Company will narrow its disclosure of estimated useful lives of property, plant and equipment used to calculate depreciation by providing expanded categories in its Form 10-K report for the fiscal year ending August 26, 2005 and in subsequent annual reports.

16. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses. To the extent it would be material to an investor's ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.

Mr. Andrew Blume
Securities and Exchange Commission
Page 12

         Response

         The Company includes inbound freight charges, inspection costs, warehousing costs, internal transfer costs and all other costs of product distribution in the caption "Cost of Goods Sold." All costs associated with purchasing, other than salaries of purchasing personnel and computer facilities costs, are also included in the caption "Cost of Goods Sold".

         The Company includes compensation and benefits, office expenses, travel and entertainment expenses and computer expenses of executive, accounting, purchasing, information systems, sales and other support functions not directly related to production of product in the caption "Selling and Administrative Expenses." The Company believes its classification of these items is consistent with predominant industry practice. Therefore, exception reporting in MD&A is not necessary for comparability.

         The Company will revise its disclosure to include a discussion of the classification of the above costs in the captions "Cost of Goods Sold" and "Selling and Administrative Expenses" in its Form 10-K report for the fiscal year ending August 26, 2005 and subsequent annual reports.

17. Please disclose your policy for classifying shipping and handling costs in the statements of operations. If shipping and handling costs are significant and are not classified in cost of goods sold, disclose the amount of these costs and the line item(s) that include them. Please also confirm that amounts paid to you by customers for shipping and handling are included in net sales. See EITF 00-10.

         Response

         The Company will revise the disclosure of its classification of shipping and handling costs in future filings. Shipping and handling costs associated with product distributions to the Company's customers are included in the cost of products shipped. Therefore, all such costs are recognized in the caption "Cost of Goods Sold".

         Revenues received by the Company's trucking operation for shipping and handling are included in the caption "Net Sales". The Company notes that such disclosure was included on page 21 of its Form 10-Q report for the thirteen weeks ended February 25, 2005 under the caption "Revenue Recognition".

Note 2.  Restructuring Charges, net, page 42

18. For each major type of cost associated with your restructuring activities, such as employee termination costs, disclose the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date. For each type of cost, please also provide a reconciliation of the

Mr. Andrew Blume
Securities and Exchange Commission
Page 13

         beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason therefore. See paragraph 20b. of SFAS 146. Additionally, describe the timing of cash payments to be made under the restructuring plans and disclose when you expect the restructuring plans to be complete. Show us supplementally what the revised disclosures would look like for the historical periods presented.

         Response

         The Company will revise its disclosure of material restructuring activities in future filings. The restructuring transactions in question primarily involved stand alone plant facilities, were largely non-cash charges and were completed within the fiscal year presented, with the exception of minor property disposal costs. The ending liability balances associated with the restructuring activities were deemed not material to the consolidated financial statements or for disclosure.

         As requested, supplemental disclosure for prior periods is presented below (in thousands).

                                                 Plant &
                                                Equipment                                    Fiscal
                                                Write Down                                  Year End
                                                & Disposal      Severance      Total        Accrual
                                                ----------      ---------      -----        --------
         Fiscal 2002

            Two North Carolina facilities         $5,800                       $5,800       $  180
            Management restructuring                             $1,200         1,200           --

         Fiscal 2003
            Alabama facility                       2,360            140         2,500           85

         Fiscal 2004
             North Carolina and Georgia
               facilities                          1,429            271         1,700           83


Note 7.  Receivables Securitization Facilities, page 44

19. We understand that you sell your receivables to Funding at a discount and that Funding then resells your receivables to GECC at a further discount. We also understand that the discount on the receivables sold to Funding is included in the line item captioned "Discounts and Expenses on Sales of Receivables" on your statements of operations. Please help us understand how the further discount on the sale of the receivables by Funding to GECC gets reflected in your statements of operations, if at all. In this regard, we are confused by your statement on page 44 that Funding has experienced no gains or losses on the resale of the receivables.

Mr. Andrew Blume
Securities and Exchange Commission
Page 14

         Response

         The only loss recognized on the Company's statements of operations is the discount on the sale from the Company to Funding. The statement referred to on page 44 is simply a reference to emphasize the arms length sale to GECC. Therefore, there is no "further discount." The Company will revise its disclosure in future filings to clarify this transaction.

20. Please disclose the gross cash flows related to your accounts receivable securitizations, such as proceeds from new securitizations, proceeds from collections reinvested in revolving-period securitizations, and servicing fees. Refer to paragraph 17.f.(4) of SFAS 140. Also ensure the disclosed amounts reconcile to the line item on your statements of cash flows captioned "Sales of Accounts Receivable, Net." Show us supplementally what the revised disclosures would look like for the historical periods presented.

         Response

         The Company provided information on the predominant cash flow related to its accounts receivable securitizations, proceeds from the sale of accounts receivable, in Footnote 7 on page 45 of its Form 10-K for the fiscal year ended August 27, 2004. Sales of accounts receivable, net as presented in the consolidated statements of cash flows is the change in the annual ending balance of net accounts receivable sold (accounts receivable sold under the receivable securitization facility, less the interest retained by the Company in the undivided pool of receivables). For the fiscal year ended August 27, 2004, this balance declined from $53.2 million to $42.3 million, yielding the $10.9 million net change presented.

Mr. Andrew Blume
Securities and Exchange Commission
Page 15

         The Company will revise its disclosure in future filings consistent with the following (in thousands):

                                                                    August 30,      August 29,     August 27,
                                                                       2002            2003           2004
                                                                    ----------      ----------     ----------
         Balance of accounts receivable sold                         $106,427        $ 74,479       $ 76,774

         Retained interest                                             31,868          21,233         34,499
                                                                     --------        --------       --------

         Balance of net accounts receivable sold                     $ 74,559        $ 53,246       $ 42,275
                                                                     ========        ========       ========

                                                                                 Fiscal Year Ended
                                                                    -----------------------------------------
                                                                    August 30,     August 29,      August 27,
                                                                       2002           2003            2004
                                                                    ----------     ----------      ----------
         Proceeds from securitization of
            receivables                                              $594,409        $549,973       $482,649
                                                                     ========        ========       ========

         Discount on sales of receivables                            $  1,714        $  3,524       $  3,181

         Service and other fees                                            (3)           (928)          (762)
                                                                     --------        --------       --------
         Discount and expenses on
             sales of receivables                                    $  1,711        $  2,596       $  2,419
                                                                     ========        ========       ========

         Credit losses on receivables sold                           $  1,560        $    218       $    276
                                                                     ========        ========       ========

Note 12.  Common Stock, page 52

21. We note your disclosure that you "may" be required to purchase a portion of the common stock shares held by one of your officers upon the officer's death. Based on this disclosure, we assume this does not represent an unconditional obligation to purchase the shares, as discussed in SFAS 150. Please confirm that our understanding is correct or otherwise advise us why you classified these shares as permanent equity.

         Response

         The terms of the controlling agreement specify that upon the death of the officer, the officer's beneficiary has a right or option to put certain shares to the Company at fair market value, as defined in the agreement. The Company has purchased, and has the intent and ability to maintain, term life insurance on the officer to provide the necessary

Mr. Andrew Blume
Securities and Exchange Commission
Page 16

         funding should that redemption commitment occur. When the Company initially evaluated the accounting under SFAS 150 and other authoritative literature in relation to the controlling agreement, the Company reviewed EITF Topic D-98, which provides examples in which permanent equity classification is appropriate. One such example, where permanent equity classification is appropriate, is where an equity security becomes redeemable upon the death of the holder, at the option of the holder's heir or estate, and where the redemption will be funded from the proceeds of an insurance policy that is currently in force, and which the company has the intent and ability to maintain in force. EITF Topic D-98 concludes that classifying such a security as part of permanent equity is appropriate. Accordingly, the Company believes the current classification as permanent equity is in accordance with GAAP.

Note 13.  Commitments and Contingencies, page 54

22. Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. See paragraph 16d. of SFAS 13.

         Response

         The Company will provide a general description of its leasing arrangements, which include leases for computer and general office equipment, warehouse and office rentals and over-the-road tractors, including the existence of any renewal or purchase options and escalation clauses in its Form 10-K report for the fiscal year ending August 26, 2005 and in subsequent annual reports. Please note that the Company has no material leasehold improvements or escalation clauses associated with these leases.

Exhibit 12.1 - Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23. With respect to your computation of earnings to fixed charges, please tell us why discounts and expenses on the sale of accounts receivable and gains/losses on extinguishment of debt are included in fixed charges. Refer to instructions 1(A) and 2(A) to paragraph 503(d) of Regulation S-K.

         Response

         The Company provides the calculation of ratio of earnings to fixed charges on the basis defined in the financial covenants of its senior subordinated note indenture, equipment note and revolving loan agreement. Fixed charges as defined in these covenants include discounts and expenses on sales of accounts receivable and gains/losses on extinguishment of debt. The Company believes these financial covenants are material to its financial condition as failure to comply with these covenants may limit the incurrence of additional indebtedness or trigger events of default. In addition, the Company believes that the primary audience of the documents filed, the Company's lenders and note holders, are better informed with a presentation consistent with those covenants. The Company proposes to amend its disclosure in future filings to include a reconciliation of

Mr. Andrew Blume
Securities and Exchange Commission
Page 17

         these covenant calculations to the presentation required by Regulation 503(d) of Regulation S-K in accordance with Question 10 of the Non-GAAP FAQ.


         If you have any questions or require any further information concerning the Reports, please call the undersigned at (770) 267-2226.


                                              Very truly yours,

                                          /s/ Jack R. Altherr, Jr.

                                              Jack R. Altherr, Jr.




cc:   Mr. Alan J. Prince - King & Spalding LLP
      Mr. Keith M. Townsend - King & Spalding LLP
      Mr. Jeffery C. Bryan - Dixon Hughes PLLC
      Mr. C. Matt Whitmire - Dixon Hughes PLLC